1290 Avenue of the Americas New York, NY 10104	Julie Collett Senior Director and Counsel AXA Equitable| Law Department (303) 902-9135 julie.collett@axa.us.com

April 6, 2018

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company

Correspondence filing related to Post-Effective Amendments to the Registration Statements on Form N-4

File Nos. 333-05593, 333-64749, 333-31131 and 333-60730

Dear Ms. Bentzinger:

This letter responds to oral comments you provided with respect to the above referenced filings for Separate Account No. 49 of AXA Equitable Life Insurance Company (the “Company”) on April 3, 2018. For your convenience, I have restated those comments below, and followed each comment with the Company’s response.

Comments to the Prospectus Supplement

1.	In the “Good order” section of the Prospectus Supplement, please make the disclosure regarding how an owner who accepts the buyout offer can obtain a partial withdrawal without being subject to a withdrawal fee more prominent. In addition, the Commission suggests that section be revised to move the first two sentences to later in the section.

Response: The Company has revised the Prospectus Supplement to make the disclosure referenced above more prominent. The Company respectfully declines to revise the “Good order” section of the Prospectus Supplement, as the first sentences describe the requirements of good order which the Company believes should begin the section.

2.	Can an owner provide a written request to process the acceptance of the buyout offer prior to the partial withdrawal? If so, please revise disclosure to notify owners of this option.

Response: Yes. Disclosure has been revised as requested.

3.	In the How does AXA Equitable determine the special Credit Amount? How much is the Special Credit Amount? section, there is reference to the “partial contract year from the most recent contract date anniversary through December 31, 2017” which is not contained in the FAQ. Is there a reason that the noted text is not in the FAQ?

Response: The FAQ has been revised to include text describing the inclusion of the partial contract year through December 31, 2017.

4.	In the How does AXA Equitable determine the special Credit Amount? How much is the Special Credit Amount? section, please revise the disclosure to provide additional detail regarding the considerations for determining contractual reserves.

Response: The disclosure has been revised as requested.

5.	Example 1.

(a) Why doesn’t the pro rata charge increase by 50% between two months from contract date anniversary to 30 days later?

Response: While the fee amount increases to close to 50%, it is not linear because interest accrues daily on the benefit base.

(b) Please revise the disclosure to include the current account value ($80,000) in the parenthetical reflecting how the increased account value is calculated after the acceptance of the buyout offer.

Response: The examples have been revised to include the dollar amounts of each of the components of the increased account value after acceptance of the buyout offer.

6.	Can the PPB amount be disclosed after Example 2, similar to the Prospectus Supplement for the 2015 buyout offer?

Response: Disclosure revised as requested.

7.	If the pro rata fee is based on the benefit base, why does it differ when the benefit base remains constant?

Response: Due to a scrivener’s error, the column headings were incorrect in the tables and have now be revised to reflect scenarios with differing benefit bases but the same account value.

8.	On the table for Group 1, why is the range shown as $150,000 to $300,000 if the average account value is closer to $100,000?

Response: As explained above, the table has been revised to reflect an account value of $100,000.

9.	Please confirm supplementally, what are the average account values for each group?

Response: The average account balance for Group 1 is approximately $118,000 and for Group 2 is approximately $38,000.

10.	Please explain the difference in responses between an average account value of $123,000 and the actual number of $121,391.

Response: The $123,000 number was an approximation used to explain the use of the account value of $100,000 in the table for Group 1.

11.	Please explain whether the account value range shown in the examples is reasonable given the account value of those receiving the offer. If so, then why is the example using an account value of $100,000. Does the Company anticipate that most Special Credit Amounts paid will be from $31,000-$101,000?

Response: The Company used $100,00 in the example as that is easiest for contract owners to understand and use when calculating their own specific account values. The average account value of the contract owners eligible for this offer is approximately $123,000, while the median is $73,000. As a result, $100,000 was chosen for illustrative purposes. The Group 1 table has been revised to reflect a greater range of benefit bases which resulted in a range of $13,897 to $100,907.

12.	Examples for Group 2.

a. In Example 4, revise “increase” to “decrease” when referring to the Special Credit Amount.

Response: Disclosure has been revised as requested.

b. Please explain why pro rata charges are much higher for these examples in the table for Group 2 than those shown in Group 1.

Response: The difference in time since the last contract date anniversary causes the charges to differ.

c. Why are the Special Credit Amounts nearly the same for both groups?

Response: The IFRS calculation is dependent on many variables and it just happens that these groups ended up with similar Special Credit Amounts. These variables include a contract owner’s actual fund mix, the contract owner’s age, and sex, the tax status of a contract (Qualified vs Non-Qualified) and the sales channel, whether it is wholesale or Retail. Based on these and other contract owner characteristics, the lapses and withdrawal behavior will be different in the actuarial projection, and as a result the reserve calculation would be different. Nonetheless, Company has removed and replaced the table for Group 2 using a $50,000 account balance which resulted in Special Credit Amounts different from those in the Group 1 table.

13.	Should the references to the market value adjustment in the Prospectus Supplement be deleted?

Response: The response to SEC comments previously submitted on March 23, 2018 represented that there is no market value adjustment, however, it has come to the undersigned’s attention that there may be fixed maturity options that have not matured that could be subject to a market value adjustment if amounts are withdrawn prior to maturity. Accordingly, references to the market value adjustment have not been deleted from the Prospectus Supplement.

14.	Please revise the sentence on page 8 as follows to indicate that the Special Credit Amount will be reduced if there is a withdrawal charge imposed on a partial withdrawal.

Response: The disclosure has been revised as requested.

15.	Can the last paragraph of “What are the tax implications of accepting the offer?” section be deleted because its related only to the tax issues arising from a partial buyout?

Response: Yes. This paragraph has been deleted.

16.	Please confirm supplementally that Appendix II discloses all material differences between the current and new contracts.

Response: The Company has disclosed the material differences between the existing contracts and new contracts.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at (303) 902-9135. Thank you very much for your assistance with these filings.

Best regards,

/s/ Julie Collett
Julie Collett